June 5, 2009

DIRECT DIAL: 212-451-2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:       Christina E. Chalk, Esq.
David L. Orlic, Esq.

Re:	CPI Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on May 22, 2009 by Ramius Value and Opportunity Master Fund Ltd, et al.
File No. 001-10204

Dear Ms. Chalk and Mr. Orlic:

We acknowledge receipt of the letter of comment dated June 1, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

General

1.
On page 3 of the proxy statement, you refer to a shareholder’s ability to vote for your “four nominees” only on your gold proxy card. It appears, however, that you are only nominating two candidates for election to the CPI board of directors. We know that shareholders may use your gold card to vote for some of the Company’s nominees, but they are not your nominees.  Please revise.

The proxy statement has been revised in response to the Staff’s comment.  Please see page 3 of the proxy statement.

June 5, 2009

2.
See our last comment above.  Revise the statement that you are “soliciting proxies” to elect certain of the Company’s nominees.  Rather, you are “rounding out” your slate of two candidates by permitting shareholders to vote for some Company nominees on your card.  You may solicit proxies to vote in favor of only those nominees who are bona fide nominees, i.e., only those who have consented to being named in your proxy statement.  See Rule 14a-6(d).

The proxy statement has been revised in response to the Staff’s comment.  Please see page 2 of the proxy statement.

Reasons for the Solicitation, Page 4

3.
You state here and elsewhere in your proxy statement that your interests are aligned with those of all stockholders.  An assertion as to another party’s intentions made in your proxy statement and/or your additional soliciting material must be characterized as a perception or belief. Please revise.

The proxy statement has been revised in response to the Staff’s comment.  Please see pages 4 and 6 of the proxy statement.

Background to the Solicitation, Page 7

4.
Explain in further detail what specific action(s) your nominees will advocate if elected to the board of directors.  For example, will they seek to investigate a sale of CPI?  A change in its business strategy or future operations?  Please be as specific as possible.

The proxy statement has been revised in response to the Staff’s comment to explain in further detail what specific action(s) the Ramius Nominees will advocate if elected to the Board.  Please see page 7 of the proxy statement.

5.
In the proxy statement, provide additional explanatory details concerning why the Ramius and the Knightspoint parties ceased to be a group for purposes of Regulation 13D in February 2009.  The background to this split is relevant, given your criticism of the Knightspoint Group.

The proxy statement has been revised in response to the Staff’s comment to provide additional explanatory details concerning why the Ramius and the Knightspoint parties ceased to be a group for purposes of Regulation 13D in February 2009.  Please see page 8 of the proxy statement.

6.
See our last comment above.  Throughout the proxy statement, you question why the Knightspoint Group, which holds less than 5% of the Company’s shares, has two representatives on the Company’s board while you have only one whom CPI is not nominating for reelection.  In order to present a balanced picture of the genesis behind Knightspoint’s board representation, indicate (if true) that it obtained such representatives because of its past association with the Ramius Group.  This fact should be disclosed near the beginning of the proxy statement so that shareholders receive an accurate picture of the background between you and Knightspoint, whom you criticize numerous times in your soliciting materials.

June 5, 2009

The proxy statement has been revised in response to the Staff’s comment.  Please see page 4 of the proxy statement.

7.
Refer to the last comment above.  You cite the disproportionate representation of the Knightspoint Group and your perceived lack of proportionate representation on the board of the Company as reasons for this contested solicitation.  To provide appropriate background, include disclosure of the fact that members of the Ramius Group apparently granted the Company a proxy to vote 7.3% of the shares, in exchange for permission form the Company to acquire over 20% of the Company’s common stock without triggering the Company’s shareholder rights plan.

The proxy statement has been revised in response to the Staff’s comment.  Please see page 8 of the proxy statement.

8.
See the last comment above.  When listing the percentage of shares held by the Ramius Group for which you believe you are entitled to proportionate representation on the Board, please clarify that you have irrevocably and voluntarily contracted away to the Company the right to vote a portion of such shares pursuant to the Company’s shareholder rights plan.  While you note that you have done so with respect to “certain Shares” on page 15, it is not clear how this disclosure modifies earlier statements about your share ownership and proportionate board representation.  Explain why you believe the shares for which you have contracted away voting authority to CPI should be aggregated with those shares that you own outright and for which you also enjoy voting rights in determining board representation.

We acknowledge the Staff’s comment.  On a supplemental basis we note that while the Ramius Group has voluntarily contracted away to the Company the right to vote a portion of its Shares, the Ramius Group has retained investment power over such Shares.  We note further that Rule 13d-3 of the Exchange Act states that “…a beneficial owner of a security includes any person who, directly or indirectly…has or shares…investment power which includes the power to dispose, or to direct the disposition of, such security.”  Accordingly, because the Ramius Group remains the beneficial owner of, and maintains an economic interest in, all of its Shares, including those Shares that it has contracted away voting power but has retained an economic interest in, we believe it is appropriate to aggregate the Ramius Group’s ownership of its Shares when discussing proportional board representation.

9.
See the last two comments above.  Please reflect in your amended beneficial ownership reports with respect to CPI.  Consider the need to file any written agreements, such as the proxy itself, as exhibits.

The proxy statement has been revised in response to the Staff’s comment.  Please see Schedule II of the proxy statement.

June 5, 2009

10.
If your nominees are elected to the board, they would constitute two out of six board members.  Therefore, you would have 33.3% representation on the board, but you own less than 33% of the outstanding shares.  Since you repeatedly cite the “overrepresentation” of the Knightspoint Group as an example of poor corporate governance and a reason for your contested solicitation, please address in your soliciting materials.

The proxy statement has been revised in response to the Staff’s comment.  Please see page 6 of the proxy statement.

Proposal No. 1 – Election of Directors, Page 9

11.	Revise to include Mr. Izganics employment history since January 2009. If Mr. Izganics is not currently employed, please clarify.

The proxy statement has been revised in response to the Staff’s comment.  Please see page 11 of the proxy statement.

Other Proposals, Page 11

12.	Consistent with the disclosure on the form of proxy, indicate here that you are not making any recommendation with respect to the ratification of KPMG LP as the Company’s accountants.

The proxy statement has been revised to disclose that the Ramius Group is not making any recommendation with respect to the ratification of KPMG LP as the Company’s accountants.  Please see page 14 of the proxy statement.

Incorporation by Reference, Page 17

13.
You refer security holders to information that you are required to provide that will be contained in CPI’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate.  Alternatively, if you disseminate your proxy statement before distribution of the Company’s proxy statement, you must provide the omitted information to security holders in your own proxy statement.  Please confirm your understanding in your response letter.

We acknowledge and confirm our understanding of the Staff’s comment.  The participants intend to wait for the Company to disclose the information left blank in the proxy statement prior to mailing.  In the event it becomes necessary to mail the proxy statement before the Company discloses this information, the participants intend to mail the proxy statement and file additional definitive materials with the SEC disclosing this information promptly after the information has been made public by the Company.  The participants would also consider a means reasonably designed to disseminate this information by press release or a supplemental mailing to the Company’s shareholders.

June 5, 2009

Form of Proxy

14.
We understand that your directors are elected by a majority of those shares represented in person or by proxy and voting at the meeting.  Please advise whether state law therefore gives effect to votes cast against a nominee, and, if so, revise your proxy to provide a means for shareholders to vote against each nominee.

We acknowledge the Staff’s comment.  On a supplemental basis we note that the Company is a Delaware corporation.  Section 216 of the Delaware General Corporation Law (“DGCL”) provides that “…the certificate of incorporation or bylaws of any corporation authorized to issue stock may specify the number of shares and/or the amount of other securities having voting power the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum for, and the votes that shall be necessary for, the transaction of any business…”  Only in the absence of such specification would the DGCL give effect to votes cast in the election of directors.

The Company’s Amended and Restated By-Laws state that “…the decision of a majority of those shares represented in person or by proxy and voting [at such meeting] shall be valid as a corporate act.”  Accordingly, the DGCL gives no effect to the votes cast against a nominee.

*     *     *     *     *

June 5, 2009

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky, Esq.

Steve Wolosky, Esq.

Enclosure

cc:           Mark R. Mitchell
Owen Littman

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A filed by the undersigned on May 22, 2009 (the “Proxy Statement”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  June 5, 2009

STARBOARD VALUE & OPPORTUNITY FUND, LLC		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	RGC Starboard Advisors, LLC,	By:	RGC Starboard Advisors, LLC,
	its managing member		its investment manager
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RCG STARBOARD ADVISORS, LLC
By:	Ramius Advisors, LLC,	By:	Ramius LLC,
	its investment advisor		its sole member
By:	Ramius LLC,	By:	C4S & Co., L.L.C.,
	its sole member		its managing member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD		RAMIUS LLC
By:	Ramius Advisors, LLC,	By:	C4S & Co., L.L.C.,
	its investment advisor		as managing member
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, LLC,	By:	Ramius Advisors, LLC,
	its investment advisor		its investment advisor
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS ADVISORS, LLC		C4S & CO., L.L.C.
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Joseph C. Izganics

/s/ Peter A. Feld
Peter A. Feld, individually